SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed
Pursuant to Ruled 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. ____)

AXYN CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

054634 10 0
(CUSIP Number)

December 2, 2000
(Date of Event Which Requires Filing of This
Statement)

	If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-
1(f) or 13d-1(g), check the following box. __/

1.	Names of Reporting Persons/I.R.S. Identification
Nos. of Above Persons (Entities Only) Herb Breau

2.	Check the Appropriate Box if a Member of a Group
(See Instructions) (a) __/ (b) __/.

3.	SEC Use Only

4.	Source of Funds (See Instructions)

	N/A

5.	Check if Disclosure of Legal Proceedings is
Required Pursuant to Item 2(d) or 2(e) __/

6.	Citizenship or Place of Organization

	Canada

Number of Shares Beneficially Owned by Each Reporting
Person With (Items 7-10):

7.	Sole Voting Power: 467,000

8.	Shared Voting Power: 7,000,000

9.	Sole Dispositive Power: 467,000

10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each
Reporting Person: 7,467,000

12.	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares __/ (See Instructions)

13.	Percent of Class Represented by Amount in Row
(11) 61.18%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

Common Stock of Axyn Corporation, 2 Gurdwara Road,
Suite 208, Nepean, Ontario, Canada K2A 1E2.

Item 2. Identity and Background.

(a) Herb Breau

(b) 182 River Lane, Ottawa, Ontario K1M 1T1.

(c) Entrepreneur who owns equity in various companies and gives strategic advice to such companies. Former member of Parliament and Minister of Fisheries and Oceans.


(d) Mr. Breau has not been convicted in a criminal proceeding during the last five years.

	(e) Mr. Breau during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws o finding any violation with respect to such laws.

	(f) Canadian Citizenship

Item 3. Source and Amount of Funds or Other
Consideration

	No purchase of securities has been made and there has been no consideration paid.

Item 4. Purpose of Transaction.

	The transaction consists of the granting of a proxy for the voting of common shares at general meetings of the shareholders and shall be limited to election to the board of directors, appointment of legal counsel and auditors of the Company, consideration of Annual Reports from management, but not to affect materially the capital structure of the Company through share exchanges, splits, consolidation or issuance of shares, and for no other purpose. The proxies have been granted by Scott Feagan, Chris M.
Zawitkowski, Janusz Rydell, Sandie McQuarrie, and
Robert Bell. Mr. Breau requested the proxies as part of the inducement for Mr. Breau to assist the Company in attempting to raise additional investment in the Company and assist the Company in executing its business objectives. Mr. Breau has no intention to undertake any transaction as a result of the proxies.
It is Mr. Breau's intention that the officers and directors of the Company continue to run the Company in the ordinary course of business.

Item 5. Interest in Securities of the Issuer.

	(a) Mr. Breau has beneficial ownership in 7,467,000 shares, amounting to 61.18%.

	(b) Mr. Breau has the sole power to vote or direct the vote of 467,000 shares. Mr. Breau shares the power to vote or direct the vote of 7,000,000 shares. Mr. Breau has the sole power to dispose or direct the disposition of 467,000 shares. Mr. Breau has the shared power to dispose or direct the disposition of 0 shares.

	(c) Mr. Breau shares the power to vote shares with the individuals indicated below in the amounts indicated below. Mr. Breau has the power to vote the shares only in the circumstances described in Item 4 and Item 6. The individuals identified below have the power to vote the shares in all other circumstances.

		(ii) (A) Chris M. Zawitkowski

(B) c/o Axyn Corporation, 2 Gurdwara
Road, Suite 208, Nepean, Ontario, Canada K2A
1E2.

(C) Entrepreneur who owns equity in
various companies and gives strategic advice to such companies.

(D) Mr. Zawitkowski has not been
convicted in a criminal proceeding during the last five years.

			(E) Mr. Zawitkowski during the last
five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws o finding any violation with respect to such laws.

			(F) U.S. Citizenship

			(G) 1,550,000 shares with respect to
which voting power is shared with Mr. Breau.

		(iii) (A) Scott Feagan

(B) c/o Axyn Corporation, 2 Gurdwara
Road, Suite 208, Nepean, Ontario, Canada K2A
1E2.

(C) Executive officer of Axyn
Corporation.

(D) Mr. Feagan has not been convicted
in a criminal proceeding during the last five years.

			(E) Mr. Feagan during the last five
years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws o finding any violation with respect to such laws.

			(F) Canadian Citizenship

			(G) 1,550,000 shares with respect to
which voting power is shared with Mr. Breau.

		(iv) (A) Robert Bell

(B) c/o Axyn Corporation, 2 Gurdwara
Road, Suite 208, Nepean, Ontario, Canada K2A
1E2.

(C) Executive officer of Axyn Canada
Corporation.

(D) Mr. Bell has not been convicted in
a criminal proceeding during the last five years.

			(E) Mr. Bell during the last five years
has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws o finding any violation with respect to such laws.

			(F) Canadian Citizenship

			(G) 1,550,000 shares with respect to
which voting power is shared with Mr. Breau.

		(v) (A) Janusz Rydell

(B) c/o Axyn Corporation, 2 Gurdwara
Road, Suite 208, Nepean, Ontario, Canada K2A
1E2.

(C) Self-employed Businessman.

(D) Mr. Rydell has not been convicted
in a criminal proceeding during the last five years.

			(E) Mr. Rydell during the last five
years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws o finding any violation with respect to such laws.

			(F) Canadian Citizenship

			(G) 1,550,000 shares with respect to
which voting power is shared with Mr. Breau.

		(vi) (A) Sandie McQuarrie

(B) c/o Axyn Corporation, 2 Gurdwara
Road, Suite 208, Nepean, Ontario, Canada K2A
1E2.

(C) Executive officer of Axyn
Corporation or subsidiary.

(D) Mr. McQuarrie has not been
convicted in a criminal proceeding during the last five years.

			(E) Mr. McQuarrie during the last five
years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws o finding any violation with respect to such laws.

			(F) Canadian Citizenship

			(G) 200,000 shares with respect to
which voting power is shared with Mr. Breau.

		(d) The Company has agreed to issue to Mr.
Breau 150,000 shares of stock as an inducement to Mr.
Breau to assist the Company in attempting to raise additional investment in the Company and assist the Company in executing its business objectives.

Item 6. Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the
Issuer.

	The transaction consists of the granting of a proxy for the voting of common shares at general meetings of the shareholders and shall be limited to election to the board of directors, appointment of legal counsel and auditors of the Company, consideration of Annual Reports from management, but not to affect materially the capital structure of the Company through share exchanges, splits, consolidation or issuance of shares, and for no other purpose. The proxies have been granted by Scott Feagan, Chris M.
Zawitkowski, Janusz Rydell, Sandie McQuarrie, and
Robert Bell. Mr. Breau requested the proxies as part of the inducement for Mr. Breau to assist the Company in attempting to raise additional investment in the Company and assist the Company in executing its business objectives. Mr. Breau has no intention to undertake any transaction as a result of the proxies.
It is Mr. Breau's intention that the officers and directors of the Company continue to run the Company in the ordinary course of business.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2000
(Date)

/s/ Herb Breau
(Signature)

Herb Breau, an individual
(Name and Title)